

Notice of 2002 Annual Meeting

and

Proxy Statement

www.ariad.com



ARIAD

HARVEY J. BERGER, M.D.

CHAIRMAN AND

CHIEF EXECUTIVE OFFICER

April 24, 2002

Dear Fellow Investor,

I am pleased to invite you to attend our Annual Meeting, which will be held on Wednesday, June 12, 2002, beginning at 10:00 a.m., at our corporate offices in Cambridge, Massachusetts.

This year, you are being asked to elect two directors nominated by the Board of Directors, to ratify the Board of Director's selection of Deloitte & Touche LLP as our independent public accountants, and to approve an amendment to our 2001 Stock Plan. Your Board of Directors urges you to read the accompanying proxy statement carefully and recommends that you vote "FOR" each of these proposals.

At the meeting, we also will report on ARIAD's progress over the past year and plans for development and commercialization of our product candidates. We will provide you with an opportunity to meet members of our management team and directors and will respond to any questions that you may have.

We hope that you will be able to join us at our Annual Meeting. Whether or not you expect to attend, please be sure to vote your shares using any of the following methods: vote by telephone or the Internet as described in the instructions included on the proxy card; vote by signing, dating, and returning the proxy card in the envelope provided; or vote by attending the meeting in person.

To register for the meeting, please contact our investor relations office at 617-494-0400, extension 251, or send an e-mail to investor@ariad.com. Directions to our offices, as well as current information about the Company, can be found on our website at www.ariad.com.

I look forward to seeing you at this year's Annual Meeting.

Sincerely yours,

Harvey J. Berger

Harvey J. Berger, M.D.

ARIAD PHARMACEUTICALS, INC.

26 LANDSDOWNE STREET • CAMBRIDGE, MASSACHUSETTS 02139-4234 • TELEPHONE 617 494 0400 • FACSIMILE 617 494 1828

ARIAD PHARMACEUTICALS, INC.

26 Landsdowne Street
Cambridge, Massachusetts 02139-4234

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

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Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of ARIAD Pharmaceuticals, Inc. (the "Company") will be held on Wednesday, June 12, 2002 at 10:00 a.m., Eastern Time, at the Company's offices at 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234, for the following purposes:

1. To elect two Class 2 directors to hold office until the 2005 Annual Meeting and until their successors are duly elected and qualified.

2. To ratify the Board of Director's selection of Deloitte & Touche LLP as the Company's independent public accountants for the year ending December 31, 2002.

3. To approve an amendment to the ARIAD Pharmaceuticals, Inc. 2001 Stock Plan to increase the number of shares of the Company's Common Stock available for issuance under the plan by 1,600,000 shares. This increase represents less than 5% of the currently outstanding shares of the Company's Common Stock. No other changes in the plan are being proposed.

4. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Only those holders of Common Stock of record as of the close of business on April 18, 2002 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments thereof. A total of 32,433,188 shares of Common Stock were issued and outstanding as of that date. Each share of Common Stock entitles its holder to one vote. Cumulative voting of shares of Common Stock is not permitted.

For the ten-day period immediately prior to the Annual Meeting, the list of stockholders entitled to vote will be available for inspection at the offices of the Company, for such purposes as are set forth in the General Corporation Law of the State of Delaware.

By Order of the Board of Directors,



Laurie A. Allen, Esq.
Secretary

April 24, 2002

Your vote is important. You may vote your shares in person at the Annual Meeting. If you do not expect to attend the Annual Meeting or if you do plan to attend but wish to vote by proxy, you may vote by: (1) dating, signing and promptly mailing the enclosed proxy card in the return envelope provided, (2) calling the toll-free number listed on the proxy card, or (3) using the Internet as indicated on the proxy card.

TABLE OF CONTENTS

ARIAD PHARMACEUTICALS, INC.

26 Landsdowne Street
Cambridge, Massachusetts 02139-4234

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PROXY STATEMENT

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INFORMATION ABOUT THE MEETING AND VOTING

Materials Mailed to Stockholders

This Proxy Statement and the accompanying Notice of Annual Meeting and form of proxy are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors") of ARIAD Pharmaceuticals, Inc. (the "Company" or "ARIAD") to be used at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held on Wednesday, June 12, 2002 at 10:00 a.m., Eastern Time, at the Company's offices at 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234 and at any adjournments or postponements thereof for the purposes set forth in the Notice of Annual Meeting. These proxy materials are being mailed to all stockholders entitled to notice of and to vote at the Annual Meeting on or about April 24, 2002.

Summary of Proposals to be Voted Upon By Stockholders

Proposal 1: Election of Two Class 2 Directors to Hold Office Until the 2005 Annual Meeting

The seven-member Board of Directors is divided into three classes of directors. Each class is elected to serve for a staggered three-year term. This year, two current Class 2 directors are nominated to serve until the 2005 Annual Meeting and until their successors have been duly elected and qualified. Jay R. LaMarche and Sandford D. Smith have served on ARIAD's Board of Directors for ten years.

The Board of Directors recommends that stockholders vote "FOR" Proposal 1.

Proposal 2: Ratification of Selection of Independent Public Accountants

Deloitte & Touche LLP has served as the Company's independent public accountants since 1991. On the recommendation of the Audit Committee, the Board of Directors has selected Deloitte & Touche LLP as the Company's independent public accountants for the year ending December 31, 2002.

The Board of Directors recommends that stockholders vote "FOR" Proposal 2.

Proposal 3: Approval of an amendment to the Company's 2001 Stock Plan to Increase the Number of Shares of the Company's Common Stock Available for Issuance under the Plan by 1,600,000 Shares

The Board of Directors believes that future stock option and stock awards will be critical to recruiting new employees and retaining current and future management and staff. The proposed amendment to the ARIAD Pharmaceuticals, Inc. 2001 Stock Plan (the "2001 Stock Plan") will increase the number of shares of the Company's common stock, par value $.00l per share (the "Common Stock") available for issuance under the plan by 1,600,000 shares. This increase represents less than 5% of the currently outstanding shares of the Company's Common Stock. No other changes in the plan are being proposed.

The Board of Directors recommends that stockholders vote "FOR" Proposal 3.

Proxies

Holders of the Company's Common Stock who are entitled to vote are urged to sign the enclosed proxy card and return it promptly in the return envelope provided or to vote by telephone or the Internet by following the instructions on the enclosed proxy card. Proxies will be voted in accordance with such holders' directions. If no directions are given, proxies will be voted "FOR" the election as Class 2 directors of the nominees named herein, "FOR" ratification of the selection of Deloitte & Touche LLP as the independent public accountants of the Company for the fiscal year ending December 31, 2002 and "FOR" approval of the amendment to the 2001 Stock Plan as described herein, and, as to any other business that may come before the Annual Meeting, in accordance with the judgment of the person or persons named in the Proxy. The Board of Directors knows of no other business to be presented at the Annual Meeting. The proxy may be revoked at any time prior to the voting thereof by providing written notice of revocation to the Company at 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234, Attention: Laurie A. Allen, Senior Vice President, Chief Legal Officer and Secretary. The proxy may also be revoked by submitting to the Company prior to the Annual Meeting a more recently dated proxy or by attending the Annual Meeting and voting in person.

Solicitation of Proxies

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors. The entire cost of soliciting these proxies, including the costs of preparing, printing and mailing to stockholders this Proxy Statement and accompanying materials, will be borne by the Company. The Company has retained D.F. King & Co., Inc. ("D.F. King") to assist in the distribution and solicitation of proxies. The Company anticipates that it will pay D.F. King approximately $5,000 in fees, plus reasonable out-of-pocket expenses. In addition to use of the mails, proxies may be solicited personally or by telephone or otherwise by officers, directors and employees of the Company, who will receive no additional compensation for such activities. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such institutions and persons. Such parties will be reimbursed for their reasonable expenses incurred in connection with these activities.

Stockholders Entitled to Vote

Only stockholders of record at the close of business on April 18, 2002 are entitled to notice of, and to vote at, the Annual Meeting and any adjournment thereof. On that date, there were 32,433,188 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. Accordingly, a total of 32,433,188 votes are entitled to be cast on each matter submitted to a vote at the Annual Meeting.

Establishing a Quorum

One-third of the shares of Common Stock outstanding, present in person or represented by proxy at the Annual Meeting, will constitute a quorum for the transaction of business at the Annual Meeting. Shares as to which a broker indicates that it has no discretion to vote and which are not voted, known as a "broker non-votes," will be considered present at the Annual Meeting for the purpose of determining the presence of a quorum but will have no effect on the approval of the proposals described in this Proxy Statement. Proxies marked as abstaining on any matter to be acted on by the stockholders will be treated as present at the Annual Meeting for purposes of determining a quorum but will not be counted as votes cast on such matters.

Votes Required

Under the Delaware General Corporation Law and the Company's Restated By-laws, as amended (the "By-laws"), the affirmative vote of a plurality of the shares of Common Stock cast by the stockholders present in person or represented by proxy at the Annual Meeting is required to elect the nominees for election as Class 2 directors of the Company. Thus, abstentions will have no effect on the outcome of the vote for the election of directors. The affirmative vote of a majority of the shares of Common Stock cast by the stockholders entitled to vote and that are present in person or represented by proxy at the Annual Meeting is required to ratify the selection of the Company's independent public accountants and to approve the amendment to the 2001 Stock Plan. Thus, abstentions will have no effect on the vote to ratify the selection of the Company's independent public accountants, and abstentions and broker non-votes will have no effect on the vote to approve the amendment to the 2001 Stock Plan.

BOARD OF DIRECTORS

The Board of Directors currently consists of seven members classified into three classes. At each Annual Meeting, the term for one class of directors expires, and directors are elected for a full term of three years to succeed the directors of such class. Set forth below is certain biographical information for each of the two individuals nominated by the Board of Directors for election as Class 2 directors at this Annual Meeting, as well as for each of the continuing Class 1 and Class 3 directors whose terms expire either at the Annual Meeting in 2003 or 2004, or at such time as such director's successor is duly elected and qualified. All of the companies listed as companies in which certain directors hold directorships are publicly traded companies.

Nominees as Class 2 Directors (Term to Expire in 2005)

Jay R. LaMarche, 55, one of the Company's directors since January 1992, has served as a financial advisor since November 2000. Previously, he served as the Company's Chief Financial Officer and Treasurer from January 1992 to November 2000 and as the Company's Executive Vice President from March 1997 to November 2000. Mr. LaMarche was the Company's Senior Vice President, Finance from January 1992 to February 1997. Prior to joining the Company, he was Chief Financial Officer and a Director of ChemDesign Corporation, a fine chemicals manufacturer. Previously, Mr. LaMarche was a partner with Deloitte Haskins & Sells, a public accounting firm. Mr. LaMarche received his B.B.A. degree in Public Accountancy from the University of Notre Dame and served as an officer in the United States Navy.

Sandford D. Smith, 55, one of the Company's directors since October 1991 and the Company's Vice Chairman since January 1999, is Corporate Vice President and President, Genzyme Europe and International, Genzyme Corporation. From October 1997 to December 2000, he was President, Therapeutics International, Genzyme Corporation, and from May 1996 to September 1996, Vice President and General Manager, Specialty Therapeutics and International Group, Genzyme Corporation, a biotechnology company. Mr. Smith was President and Chief Executive Officer and a Director of Repligen Corporation, a biotechnology company, from 1986 to March 1996. Mr. Smith previously held a number of positions with Bristol-Myers Squibb and Company from 1977 to 1986, including, most recently, Vice President of Corporate Development and Planning for the United States Pharmaceutical and Nutritional Group. Mr. Smith is a Director of CSPI, a software company. Mr. Smith earned his B.A. degree from the University of Denver.

Continuing Class 3 Directors (Term to Expire in 2003)

Harvey J. Berger, M.D., 51, is the Company's principal founder and has served as its Chairman of the Board, Chief Executive Officer and President since April 1991. From 1986 to 1991, Dr. Berger held a series of senior management positions at Centocor, Inc., a biotechnology company, including Executive Vice President and President, Research and Development Division. He also has held senior academic and administrative appointments at Emory University, Yale University and the University of Pennsylvania and was an Established Investigator of the American Heart Association. Dr. Berger received his A.B. degree in Biology from Colgate University and his M.D. degree from Yale University School of Medicine and did further medical and research training at the Massachusetts General Hospital and Yale-New Haven Hospital.

Vaughn D. Bryson, 63, one of the Company's directors since February 1995, is President of Life Science Advisors, Inc., a healthcare consulting company. Mr. Bryson was a thirty-two year employee of Eli Lilly & Co., a pharmaceutical company, from 1961 to 1993 and served as President and Chief Executive Officer of Eli Lilly from 1991 to 1993. He served as Executive Vice President of Eli Lilly from 1986 until 1991. He also served as a member of Eli Lilly's Board of Directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International Inc., an investment banking firm, from April 1994 to December 1996. He also is a Director of Chiron Corporation, a biotechnology company, AtheroGenics, Inc., a biotechnology company, Amylin Pharmaceuticals, Inc., a biotechnology company, and Quintiles Transnational Corporation, a pharmaceutical services company. He received his B.S. degree in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

Raymond S. Troubh, 75, one of the Company's directors since October 1991, has been a financial consultant for more than five years. Prior to this, he was a general partner of Lazard Freres & Co., an investment banking firm, and a governor of the American Stock Exchange. Mr. Troubh is a Director of Diamond Offshore Drilling, Inc., a contract drilling company, Enron Corporation, an energy trading company, General American Investors Company, Inc., an investment trust company, Gentiva Health Services, Inc., a healthcare provider, Health Net, Inc., a managed healthcare company, Petrie Stores Corporation, a liquidating trust, Starwood Hotels & Resorts, Inc., a hotel operating company, Hercules Incorporated, a specialty chemicals company, Triarc Companies, Inc., a holdings company, and WHX Corporation, a steel products company. He received his A.B. degree from Bowdoin College and his LL.B. degree from Yale Law School.

Continuing Class 1 Directors (Term to Expire in 2004)

John M. Deutch, Ph.D., 63, one of the Company's directors since March 1997, is an Institute Professor at the Massachusetts Institute of Technology. From 1992 to 1997, he previously served as Director of Central Intelligence, Deputy Secretary of Defense, and Undersecretary of Defense (Acquisition and Technology). Prior to this, he was Provost of the Massachusetts Institute of Technology, Dean of the School of Science, Chairman of the Department of Chemistry and the Karl Taylor Compton Professor of Chemistry. Mr. Deutch is a Director of Citigroup, a financial services company, CMS Energy Corporation, an energy company, Cummins Engine Company, Inc., a manufacturer of engines and engine components, Raytheon, Inc., a defense and commercial electronics company, and Schlumberger Ltd., an oil and gas equipment services company. Mr. Deutch received his B.A. degree from Amherst College and his D.Sc. degree from the Massachusetts Institute of Technology, where he was a predoctoral fellow of the National Institutes of Health.

Ralph Snyderman, M.D., 62, one of the Company's directors since June 1998, has been Chancellor for Health Affairs and Dean, School of Medicine at Duke University since March 1989, and President and Chief Executive Officer of Duke University Health System since July 1998. He was formerly Senior Vice President of Medical Research and Development at Genentech, Inc., a biotechnology company, from January 1987 to May 1989. Dr. Snyderman is a Director of Proctor and Gamble, Inc., a consumer products and healthcare company. Dr. Snyderman received his B.S. degree from Washington College, Chestertown, Maryland and his M.D. degree from the State University of New York.

Additional Information Concerning the Board of Directors

General

The Board of Directors held four regular meetings in 2001. The Board of Directors has three standing committees, the Executive Committee, the Compensation Committee and the Audit Committee. These three committees held a total of fifteen meetings during fiscal year 2001. The Board of Directors does not have a Nominating Committee. No incumbent director during the time in which such director served as a director of the Company attended fewer than 75% of the aggregate number of meetings held during the fiscal year by the Board of Directors and the committees of the Board on which he or she served.

The Executive Committee

The members of the Executive Committee are Dr. Berger and Messrs. Bryson, LaMarche and Smith. The Executive Committee has and may exercise certain powers and authority of the Board of Directors in connection with the management and affairs of the Company. The Executive Committee held two meetings (including actions taken by written consent) during the fiscal year ended December 31, 2001.

The Compensation Committee

The members of the Compensation Committee are Messrs. Smith and Troubh and Dr. Snyderman. The Committee's primary function is to act on behalf of the Board of Directors with respect to the Company's general compensation and benefit practices. In particular, the Compensation Committee reviews and approves compensation policy and philosophy for the Company; sets the annual salary and other elements of total compensation of the chief executive officer, subject to approval by the full Board of Directors, and annually reviews the total compensation of all other executive officers; approves and recommends to the full Board of Directors the adoption of, and suggested changes to, any incentive compensation or equity plan; administers the Company's stock option and stock grant plans and the issuance of awards pursuant to those plans, including approval of all grants; administers the Company's deferred compensation plan including approval of all grants; examines on a periodic basis the Company's total compensation structure to ensure that the Company is properly rewarding its personnel; and conducts an annual review of the chief executive officer's performance with respect to performance of the business, accomplishment of long-term strategic objectives, management development, and other criteria. The Compensation Committee held eight meetings (including actions taken by written consent) during the fiscal year ended December 31, 2001.

The Audit Committee

The members of the Audit Committee are Messrs. Bryson, Deutch and Troubh, all of whom are independent, as defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards. The functions of the Audit Committee include selecting, evaluating and replacing, if needed, the Company's independent public accountants; reviewing, in consultation with the Company's management and independent public accountants, the scope and results of the interim reviews and the annual audit of the financial statements of the Company included in the Company's quarterly and annual reports filed with the Securities and Exchange Commission (the "Commission"); discussing the quality and adequacy of the Company's internal controls with the Company's management and independent public accountants; and overseeing the independence of the Company's independent public accountants. The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee held five meetings during the fiscal year ended December 31, 2001. Portions of some of these meetings were held with representatives of the Company's independent public accountants without management present.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's subsidiary, ARIAD Gene Therapeutics, Inc. ("AGTI"), holds licenses from Harvard University, Stanford University and other universities relating to its ARGENT cell-signaling regulation technology. Minority stockholders of AGTI, including Harvard University, Stanford University, some of the Company's scientific advisors, and some current and former members of management, own 20% of the issued and outstanding capital stock of AGTI. The Company owns the remaining 80% of the issued and outstanding capital stock of AGTI. Four of the Company's executive officers and/or directors own or have the right to acquire up to approximately 6.1% of the outstanding capital stock of AGTI. Harvey J. Berger, M.D. owns 3.4%; David L. Berstein, Esq. owns 0.3%; John D. Iuliucci, Ph.D. owns 0.7%; and Jay R. LaMarche owns 1.7%. AGTI has a right of first refusal on the sale to third parties of 73% of the minority stockholders' AGTI shares. AGTI does not have a call option, or a right to require the minority stockholders to sell their shares to the Company, for any of these shares. As part of the formation of AGTI, the Company entered into agreements with AGTI to provide for the operations of AGTI, which were amended in March 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 18, 2002, certain information with respect to (i) each person (including any "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), known to the Company to own beneficially more than 5% of the Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table under "Executive Compensation" and (iv) all directors and executive officers as a group. In accordance with the rules promulgated by the Commission, such ownership includes shares currently owned, as well as shares that the named person has the right to acquire within 60 days of April 18, 2002, including, but not limited to, shares that the named person has the right to acquire through the exercise of any option. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the Common Stock shown as beneficially owned. Percentage ownership is based on 32,433,188 shares of Common Stock outstanding as of April 18, 2002.

Stock Ownership by Management, Directors and 5% Beneficial Owners

Beneficial Owner	Number and Nature of Shares Beneficially Owned		Percent of Class
Ironwood Capital Management, LLC	2,195,800	(1)	6.8%
Laurie A. Allen, Esq.	135,000	(2)	*
Harvey J. Berger, M.D.	1,812,747	(3)	5.5%
David L. Berstein, Esq.	158,165	(4)	*
Fritz Casselman	52,329	(5)	*
John D. Iuliucci, Ph.D.	265,036	(6)	*
Brian A. Lajoie	2,000	(7)	*
Vaughn D. Bryson	140,500	(8)	*
John M. Deutch, Ph.D.	140,053	(9)	*
Jay R. LaMarche	455,606	(10)	1.4%
Sandford D. Smith	156,705	(11)	*
Ralph Snyderman, M.D.	173,000	(12)	*
Raymond S. Troubh	166,749	(13)	*
All directors and executive officers as a group (12 persons)	3,657,890	(14)	10.7%

* Indicates less than one percent of the Company's outstanding shares of Common Stock.

(1) Such shares are held of record by Ironwood Capital Management, LLC, located at 21 Custom House, Suite 240, Boston, Massachusetts 02109. This information is based solely on review of Schedule 13G, which was filed with the Commission on February 14, 2002.

(2) Consists of 135,000 shares issuable upon exercise of stock options.

(3) Includes 441,500 shares issuable upon the exercise of stock options. Includes 771,428 shares of Common Stock held of record by the Berger Family Trust and 8,928 shares of Common Stock held of record by the Wolk Family Trust. Wendy S. Berger and Harvey J. Berger, as co-trustees of such trusts, have the right to vote and dispose of the shares held by such trusts; however, in certain circumstances, Wendy S. Berger as co-trustee has sole voting power with respect to the shares held by each such trust. Includes 120,000 shares held by Edith Berger, Dr. Berger's mother, 40,892 shares held by Wendy S. Berger, Dr. Berger's spouse, and 13,928 shares held by Dr. Berger's children. Dr. Berger's address is c/o ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139. Dr. Berger disclaims beneficial ownership of any of the 955,176 shares held by the Berger Family Trust, the Wolk Family Trust, Edith Berger, Wendy S. Berger and Dr. Berger's children.

(4) Includes 155,714 shares issuable upon the exercise of stock options.

(5) Includes 50,000 shares issuable upon exercise of stock options.

(6) Includes 254,178 shares issuable upon the exercise of stock options.

(7) Consists of 2,000 shares issuable upon exercise of stock options.

(8) Includes 98,000 shares issuable upon the exercise of stock options.

(9) Includes 105,500 shares issuable upon the exercise of stock options.

(10) Includes 151,857 shares issuable upon the exercise of stock options and 6,696 shares held by Carol B. LaMarche, Mr. LaMarche's spouse.

(11) Includes 128,357 shares issuable upon the exercise of stock options.

(12) Includes 63,000 shares issuable upon the exercise of stock options.

(13) Includes 110,500 shares issuable upon the exercise of stock options.

(14) Includes 1,695,606 shares issuable upon the exercise of stock options held by all directors and executive officers as a group.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding the executive officers of the Company:

Name	Age	Office or Position Held
Harvey J. Berger, M.D.	51	Chairman of the Board, Chief Executive Officer and President
Laurie A. Allen, Esq.	41	Senior Vice President, Chief Legal Officer and Secretary
David L. Berstein, Esq.	49	Senior Vice President and Chief Patent Counsel
Fritz Casselman	52	Senior Vice President and Chief Business Officer
John D. Iuliucci, Ph.D.	59	Senior Vice President, Drug Development

For biographical information on Dr. Berger, see "Board of Directors" section in this Proxy Statement.

Laurie A. Allen, Esq., 41, has served as the Company's Senior Vice President and Chief Legal Officer since March 2002 and has served continuously as the Company's Secretary since January 1999. Previously, from January 1999 to December 1999, she served as the Company's Senior Vice President, Corporate Development and Legal Affairs and General Counsel. From January 2000 to February 2002, Ms. Allen was Senior Vice President, Business Development and Legal Affairs at Alexandria Real Estate Equities, Inc., a real estate investment trust. Previously, she was a partner with Brobeck, Phleger and Harrison, LLP, a leading technology law firm, from January 1996 to December 1998. She also was an associate with Brobeck, Phleger & Harrison, LLP from February 1991 to December 1995. Ms. Allen received her A.B. degree in History from the University of California, Los Angeles, her L.L. M. degree in taxation from New York University and her J.D. degree from Emory University School of Law.

David L. Berstein, Esq., 49, has served as the Company's Senior Vice President and Chief Patent Counsel since June 2000. Previously, he served as the Company's Vice President and Chief Patent Counsel from September 1993 to June 2000. Prior to joining the Company, from 1990 through 1993, Mr. Berstein was Patent Counsel at BASF Bioresearch Corporation, a biotechnology company, where he was responsible for intellectual property matters, including patents and licensing. From 1985 to 1990, Mr. Berstein was a patent attorney at Genetics Institute, Inc., a biotechnology company, where he was involved in various aspects of the patent process from patent procurement through litigation. Mr. Berstein joined Genetics Institute from the law firm of Cooper & Dunham. Mr. Berstein received his B.S. degree from the University of Michigan and his J.D. degree from Fordham University School of Law.

Fritz Casselman, 52, has served as the Company's Senior Vice President and Chief Business Officer since February 2001. From January 2000 to January 2001, Mr. Casselman was Senior Vice President, Strategy and Corporate Development at AVANT Immunotherapeutics, Inc., a biotechnology company. From 1997 to 2001, Mr. Casselman was Director of Worldwide Business Development at SmithKline Beecham, plc, a pharmaceutical company; from 1988 to 1996, a vice president and consultant to Cambridge Biotech Corporation, a biotechnology company; and from 1982 to 1988, an associate and then a partner at the law firm of Bromberg, Sunstein & Casselman. Mr. Casselman received his J.D. degree from Boston University School of Law and his B.A. degree from the University of Wisconsin (Madison).

John D. Iuliucci, Ph.D., 59, has served as the Company's Senior Vice President, Drug Development since January 1999. Previously, he also served as the Company's Vice President, Drug Development from October 1996 to December 1998 and the Company's Vice President, Preclinical Development from June 1992 to September 1996. Prior to joining the Company, Dr. Iuliucci was Director of Preclinical Pharmacology and Toxicology at Centocor, Inc., a biotechnology company, from 1984 to 1992. From 1975 to 1984, Dr. Iuliucci headed the Drug Safety Evaluation Department at Adria Laboratories, a pharmaceutical company. He was a Senior Toxicologist at the Warner-Lambert Pharmaceutical Research Institute from 1972 to 1975. Dr. Iuliucci received his B.S. degree in Pharmacy and M.S. and Ph.D. degrees in Pharmacology from Temple University.

EXECUTIVE COMPENSATION

The following table sets forth aggregate amounts of compensation paid or accrued by the Company for the years ended December 31, 2001, 2000 and 1999 for services rendered in all capacities, by the Company's Chief Executive Officer and the four next-most highly compensated executive officers as of December 31, 2001 (the "named executive officers").

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	
		Base	Other Annual	Number of Shares	All Other
Name and Principal Position	Year	Salary	Compensation (1)	Underlying Options	Compensation (2)
Harvey J. Berger, M.D.	2001	$ 395,000	$ -0-	115,000	$ 3,318
Chairman, Chief Executive	2000	363,000	-0-	100,000	3,400
Officer and President	1999	330,000	-0-	250,000	3,200
David L. Berstein, Esq.	2001	221,000	60,000	60,000	3,951
Senior Vice President and	2000	200,000	47,000	35,000	3,082
Chief Patent Counsel	1999	190,000	25,000	67,000	2,889
Fritz Casselman	2001	180,923	-0-	200,000	3,896
Senior Vice President and	2000	-0-	-0-	-0-	-0-
Chief Business Officer (3)	1999	-0-	-0-	-0-	-0-
John D. Iuliucci, Ph.D.	2001	221,000	60,000	55,000	5,016
Senior Vice President,	2000	207,500	37,000	-0-	16,485
Drug Development	1999	200,000	30,000	90,000	4,281
Lee C. Steele	2001	183,346	-0-	-0-	3,858
Senior Vice President (3)	2000	-0-	-0-	27,500	-0-
	1999	-0-	-0-	-0-	-0-

(1) The amounts listed are for deferred compensation awarded under the ARIAD Pharmaceuticals, Inc. 1997 Executive Compensation Plan (the "1997 Executive Compensation Plan"), a non-qualified, unfunded, deferred compensation plan. The amounts awarded vest over a four-year period commencing on the first anniversary of the date of the award. See "Key Elements of Compensation" under the Report of the Compensation Committee in this Proxy Statement.

(2) The amounts listed for each year consist of the Company's matching contributions of up to $3,400 per year under its Retirement Savings Plan (the "401(k) Plan") and, in the case of Mr. Berstein, Mr. Casselman, Dr. Iuliucci and Mr. Steele include the aggregate difference between the fair market value and the purchase cost of Common Stock purchased during fiscal year 2001 under the ARIAD Pharmaceuticals, Inc. 1997 Employee Stock Purchase Plan (the "1997 Employee Stock Purchase Plan"). See "Executive Compensation" section in this Proxy Statement. Dr. Berger is not eligible to participate in the 1997 Employee Stock Purchase Plan.

(3) Mr. Casselman's employment was effective February 6, 2001. Mr. Steele's employment was effective February 1, 2001, and he resigned as senior vice president on March 18, 2002.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2001, the Compensation Committee was comprised of Messrs. Smith, Snyderman and Troubh. Pursuant to the Company's stock option plans, each member of the Compensation Committee was awarded options to purchase 15,000 shares of the Company's Common Stock at $4.09 per share and 25,500 shares of the Company's Common Stock at $5.00 per share. No executive officer of the Company is a member of the Compensation Committee. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

Executive Employment Agreements

Dr. Berger, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, has an employment agreement with the Company which commenced in January 1992 and terminates in December 2004. Dr. Berger's employment agreement is automatically renewable for successive three-year terms unless terminated by either party. The agreement provides that he shall be employed as the Chief Executive Officer and President of the Company, shall be nominated for election to the Board of Directors, serve as Chairman of the Board and receive an annual base salary during 2002 of $433,000, increasing each year by at least 10% of the preceding year's base salary. Dr. Berger is eligible each year to receive a discretionary bonus, determined by the Board of Directors, of up to 50% of his annual base salary. If the Company fails to renew the employment agreement, it is obligated to pay Dr. Berger, in addition to his compensation for the remainder of the term, a lump sum payment equal to two times Dr. Berger's annual salary for the final year of the term and to provide for the immediate exercisability of all of his stock options, stock awards and other equity rights.

Dr. Berger's employment agreement provides that, if the agreement is terminated by either party upon the occurrence of certain events, including (i) a sale or merger of the Company (or stockholder approval of a merger agreement) or an acquisition of a substantial equity interest in the Company by a person or group of persons, (ii) if Dr. Berger is not elected to membership on the Board of Directors, named as Chairman or designated as Chief Executive Officer or ceases to be the highest ranking executive officer of the Company or ceases to control personnel decisions with respect to the Company's employees, (iii) if the Company is in material breach of the terms of his employment agreement, (iv) if the Company is bankrupt or insolvent or (v) if the Company terminates Dr. Berger's employment agreement without cause, then (1) the Company will pay Dr. Berger the greater of (x) any remaining salary payable during the term of the agreement plus the maximum possible bonus for each year remaining in the term (taking into account, in both cases, obligated 10% increases in salary) and (y) an amount equal to twice his current annual salary and maximum bonus for the current year of employment (the "Severance Payment") and (2) all of his stock options, stock awards and similar equity rights will immediately vest and become exercisable. The Company is not obligated to make the Severance Payment if it discharges Dr. Berger for cause. If the vesting of certain benefits and the payment of certain amounts by the Company to Dr. Berger are treated as payments in the nature of compensation that are contingent on a "change in control" (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the deductibility of such payments could, depending upon the aggregate amount of such payments, be disallowed pursuant to Section 280G of the Code and an excise tax could be imposed on Dr. Berger pursuant to Section 4999 of the Code for which he would, pursuant to the employment agreement, be indemnified by the Company on a net after-tax basis. The employment agreement contains a non-competition provision that is effective during the term of the agreement and, if Dr. Berger is terminated for cause, for a period of one year following the date of termination.

The Company has also entered into employment agreements with Ms. Allen, Mr. Berstein, Mr. Casselman, and Dr. Iuliucci. The agreements provide for employment through December 31, 2004 for Ms. Allen, through December 31, 2003 for Mr. Berstein and Dr. Iuliucci, and through February 28, 2004 for Mr. Casselman, at annual base salaries during 2002 of $225,000, $242,000, $242,000 and $227,000, respectively, increasing each year by an amount to be determined by the Compensation Committee. In addition, each executive is eligible each year to receive a performance bonus, to be determined by the Compensation Committee, of up to 30% of his or her annual base salary, which may be paid in the form of deferred compensation under the 1997 Executive Compensation Plan, awards of stock options under the 2001 Stock Plan, and/or cash. The agreements are renewable for successive one-year terms unless terminated by either party. Effective March 18, 2002, Mr. Steele resigned as Senior Vice President from the Company, but he has been retained under an employment agreement which provides for his part-time employment through no later than June 30, 2002.

These agreements with Ms. Allen, Mr. Berstein, Mr. Casselman, and Dr. Iuliucci also provide that (i) upon a change of control of the Company, such officers will be entitled to receive, upon termination by the officer within 90 days after the change in control, any remaining salary payable during the term or six months' salary, whichever is less, and all stock options held by such officers will immediately vest and become exercisable; and (ii) upon termination by the Company, without cause, such officer will be entitled to receive his current salary for the remaining period of the applicable term, and all outstanding options that would have vested during such term shall vest immediately.

Option Grants in Last Fiscal Year

The following table sets forth information regarding each stock option granted during the fiscal year ended December 31, 2001 to each of the named executive officers.

Stock Option Grants in Last Fiscal Year

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2) | |
| | Number of Shares Underlying Options | Percent of Total Options Granted to Employees in | Exercise Price | Expiration | | |
Name	Granted (1)	Fiscal Year	(per share)	Date	5%	10%
Harvey J. Berger, M.D.	115,000 (3) (4)	7.4%	$ 4.80	07/26/11	$347,150	$879,746
David L. Berstein, Esq.	60,000 (3) (4)	3.9%	5.65	06/07/11	240,805	540,279
Fritz Casselman	200,000 (3) (4)	12.9%	7.38	01/24/11	1,047,751	2,350,770
John D. Iuliucci, Ph.D.	55,000 (3) (4)	3.5%	5.65	06/07/11	220,738	495,255
Lee C. Steele	-0-					

(1) Options to purchase shares of the Company's Common Stock.
(2) These amounts, based on assumed appreciation rates of 5% and 10% as prescribed by the rules of the Commission, are for illustration purposes only and are not intended to forecast possible future appreciation, if any, of the Company's stock price.
(3) Vesting annually over four years, commencing on the first anniversary of the award.
(4) Dr. Berger's and Mr. Berstein's options were granted under the 2001 Stock Plan. Mr. Casselman's and Dr. Iuliucci's options were granted under the 1991 Stock Option Plan for Employees and Consultants (the "1991 Stock Option Plan").

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the exercise of options by each of the named executive officers during the fiscal year ended December 31, 2001. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2001 and the values of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and either the actual or estimated fair market value of the underlying security, as applicable.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized	No. of Shares Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable		Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable	
Harvey J. Berger, M.D.	0	$0	589,714/250,000	(1) (2)	$1,884,138/235,750	(4)
	0	0	1,402/0	(3)	0/0	(5)
David L. Berstein, Esq.	0	0	122,964/102,750	(1)	440,491/51,823	(4)
	0	0	112/0	(3)	0/0	(5)
Fritz Casselman	0	0	0/200,000	(1)	0/0	(4)
John D. Iuliucci, Ph.D.	0	0	209,178/78,750	(1)	731,354/69,821	(4)
	0	0	280/0	(3)	0/0	(5)
Lee C. Steele	0	0	27,500/0	(1)	0/0	(4)

(1) Options to purchase shares of Common Stock of the Company.
(2) Includes options to purchase 235,714 shares held by The Berger Family Trust, all of which are exercisable.
(3) Options to purchase Common Stock of AGTI.
(4) Based upon a fair market value of $5.33 per share of Common Stock, which was the closing price of a share of Common Stock on the Nasdaq National Market on December 31, 2001.
(5) Based upon estimated value of common stock of AGTI, for which there was no public market on December 31, 2001.

Amendment of the 2001 Stock Plan

A summary of the provisions of the 2001 Stock Plan, as amended, is contained under the "Proposals to be Voted Upon by Stockholders" section in this Proxy Statement.

Retirement Savings Plan

Effective January 1, 1993, the Board of Directors adopted the 401(k) Plan, which is intended to qualify under Section 401(k) of the Code, covering all of the Company's eligible employees. Pursuant to the 401(k) Plan, employees may elect to defer, in the form of contributions to the 401(k) Plan, from 1% to 15% of their current compensation up to the statutorily prescribed annual limit ($10,500 in 2001) and have the amount of the reduction contributed to the 401(k) Plan. Effective July 1, 1997, the Company agreed to match 50% of the first 4% of compensation that eligible employees contribute to the 401(k) Plan, as defined. Employer matching contributions to the 401(k) Plan amounted to $85,575 for the year ended December 31, 2001. At its March 7, 2002 meeting, the Board of Directors approved an increase in the Company match to 50% of the first 6% of compensation that eligible employees contribute to the 401(k) Plan.

1997 Employee Stock Purchase Plan

The 1997 Employee Stock Purchase Plan qualifies as an employee stock purchase plan under Section 423 of the Code. The 1997 Employee Stock Purchase Plan permits all eligible employees to make quarterly purchases of the Company's Common Stock at 85% of the lower of the closing price on the first or last day of the calendar quarter. Participation in the 1997 Employee Stock Purchase Plan is totally voluntary, and stock purchases are funded by payroll deductions established by the participant.

1997 Executive Compensation Plan

The 1997 Executive Compensation Plan provides participants, in lieu of a cash bonus, with an option to purchase certain designated mutual funds at a discount (75% for each year since the plan's inception) equal to the amount of the bonus. The option vests equally over a four-year period, and an executive will not be taxed on the value of the mutual funds until the option is exercised. The plan is a non-qualified, unfunded, deferred compensation plan. In recognition of performance in fiscal years 1997, 1998, 1999 and 2000, the Compensation Committee made bonus awards in 1998, 1999, 2000 and 2001 with aggregate values of $390,000, $338,500, $297,000 and $344,000 respectively, to a total of 12, 14, 9 and 8 executive officers and other key employees, respectively. Through December 31, 2001, $14,250 of the bonus awards in 1998 had been exercised; none of the awards in 1999, 2000 or 2001 respectively, had been exercised; and $194,750, $153,500, $0 and $35,000 of the awards in 1998, 1999, 2000 and 2001 respectively, had been forfeited. At December 31, 2001, bonus awards aggregating $302,500 were exercisable, and $669,500 were not exercisable. As of April 24, 2002, bonus awards, if any, have not been awarded to executive officers or other members of senior management for performance during fiscal year 2001.

DIRECTOR COMPENSATION

Effective as of 2001, non-employee directors receive an annual award of options to purchase 15,000 shares of the Company's Common Stock, which are exercisable on the date of grant. On December 3, 2001, each non-employee director was awarded options to purchase 15,000 shares of the Company's Common Stock at $4.09 per share, pursuant to the Company's stock options plans. Such options were exercisable on the date of grant. On July 1, 2001, each non-employee director was also awarded a one-time grant of 8,500 options for each year of service on the Board of Directors, up to a maximum of three years of service and a total of 25,500 options, to purchase shares of the Company's Common Stock at $5.00 per share. Such options were exercisable on the date of grant. Mr. Smith receives $48,000 per year for his services as Vice Chairman of the Board of Directors. No other non-employee director receives any cash compensation for service on the Board of Directors or its committees. Mr. LaMarche receives $42,000 per year for his services as a financial advisor to the Company. On June 6, 2001, he received 25,000 options to purchase shares of the Company's Common Stock at $5.65 per share; such options vest annually over four years, commencing on the first anniversary of the award. On March 7, 2002, he received 20,000 options to purchase shares of the Company's Common Stock at $4.44 per share; such options were exercisable on the date of grant. Directors are reimbursed for their expenses for each meeting they attend.

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock since December 31, 1996, with the total cumulative return of the Nasdaq Pharmaceutical Stock Index and the Russell 2000® Index. The Russell 2000 Index, of which the Company is a member, is a market capitalization-weighted index of stock price performance for the 2,000 smallest companies in the Russell 3000® Index. Since the Russell 2000 Index is specifically designed to measure the stock price trends of smaller companies, the Company believes it is a meaningful index against which to compare its stock price performance.

The price of a share of Common Stock is based upon the closing price per share as quoted on the Nasdaq National Market on the last trading day of the year shown. The graph lines merely connect year-end values and do not reflect fluctuations between those dates. The comparison assumes $100 was invested on December 31, 1996 in the Company's Common Stock and in each of the foregoing indices and further assumes reinvestment of dividends. The Company did not declare or pay any dividends during the comparison period. The stock price performance as shown in the graph below is not necessarily indicative of future stock price performance.

**Comparison of Cumulative Total Stockholder Return Among the Company, the
Nasdaq Pharmaceutical Stock Index and the Russell 2000® Index
at December 31 of Each Year Since 1996**



	At December 31,					
	1996	**1997**	**1998**	**1999**	**2000**	**2001**
ARIAD Pharmaceuticals, Inc.	$100.00	$89.47	$35.53	$59.21	$100.00	$112.21
Nasdaq Pharmaceutical Stock Index	$100.00	$125.20	$131.95	$248.01	$308.49	$262.67
Russell 2000® Index	$100.00	$138.31	$127.06	$159.75	$153.03	$134.72

Information used in the graph was obtained from Nasdaq, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

REPORT OF THE COMPENSATION COMMITTEE ON
EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is currently composed of three independent, outside directors. The Committee's primary function is to act on behalf of the Board of Directors with respect to the Company's general compensation and benefit practices. In particular, the Committee reviews and approves compensation policy and philosophy for ARIAD; sets the annual salary and other elements of total compensation of the chief executive officer, subject to approval by the full Board of Directors, and annually reviews the total compensation of all other executive officers; approves and recommends to the full Board of Directors the adoption of, and suggested changes to, any incentive compensation or equity plan; administers the Company's stock option and stock grant plans and the issuance of awards pursuant to those plans, including approval of all grants; administers the Company's deferred compensation plan including approval of all grants; examines on a periodic basis the Company's total compensation structure to ensure that ARIAD is properly rewarding its personnel; and conducts an annual review of the chief executive officer's performance with respect to performance of the business, accomplishment of long-term strategic objectives, management development, and other criteria.

Compensation Philosophy

ARIAD's compensation philosophy is based on the principles of competitive and fair compensation consistent with excellence and performance. The executive compensation program is designed to motivate and reward executive officers by aligning a substantial portion of their total compensation with the achievement of priority strategic, research, development, and business goals, as well as individual and departmental performance objectives.

To ensure that compensation is competitive, the Compensation Committee evaluates the Company's compensation practices in light of those of other companies in the biotechnology and pharmaceutical industries with whom the Company competes for executive talent. The Compensation Committee relies on compensation statistics from various sources, including industry-specific surveys and evaluation of specific companies, in determining appropriate total compensation levels. The Company's compensation target is to pay employees, including senior management, at approximately the 75th percentile of the range of annual compensation paid for comparable positions by these companies. Actual compensation may vary above or below this level depending upon the Company's performance relative to corporate objectives, individual employee performance, the particular skill sets required by the Company, and the market performance of ARIAD's publicly traded stock. To ensure fairness, ARIAD also strives to achieve equitable pay relationships between individual employees and between different organizational levels within the Company, including the executive officers.

Key Elements of Compensation

The major elements of the Company's compensation program are base salary, stock option awards and annual bonuses.

Base Salary. Base salary levels are designed to recognize an individual's ongoing contribution to the Company, to be commensurate with an individual's experience and organizational level and to be competitive with market benchmarks. Increases in annual salaries are based on demonstrated levels of competency in skill, effectiveness, and leadership, and by comparing how an individual has performed key job requirements against what was envisioned for the job. Salary adjustments are also based on general market competitiveness. The Compensation Committee does not use a specific formula based on these criteria but instead makes the evaluation of each executive officer's contribution in light of all such criteria.

Stock Option and Stock Purchase Programs. All employees are eligible to participate in the 2001 Stock Plan, which is designed to directly align the long-term interests of employees and stockholders and to assist in the retention of employees by providing a meaningful ownership stake in ARIAD. The size of option grants is generally intended to reflect the individual's position, the degree to which his or her contributions impacted the Company's results in the past year, and the importance of his or her critical skills for the Company's future success. Stock options generally vest equally over a four-year period and are exercisable for ten years from the date of the grant to encourage employees to continue their employment with the Company. ARIAD generally grants options to new employees when they start employment and to continuing employees on an annual basis and upon promotions to positions of greater responsibility. Employees who are not members of senior management generally receive their stock option awards at year-end based on a comprehensive employee review program. For executive officers, stock options generally are awarded once during the first half of the year. During 2001, executive officers and other members of senior management received stock option awards in June 2001. The exercise price for all stock options granted in 2001 equaled the fair market value of the underlying shares on the date of grant. Therefore, the stock options will eventually have value only if the value of the underlying shares increases.

All employees, including executive officers other than the chief executive officer, also are eligible to participate in the 1997 Employee Stock Purchase Plan. The Plan generally permits participants to purchase shares at a discount of 15% from the fair market value at the beginning or end of the applicable purchase period on an ongoing basis.

Annual Bonus Programs. Executive officers and other key employees are eligible to participate in the 1997 Executive Compensation Plan, which provides participants, in lieu of a cash bonus, an option to purchase designated mutual funds at a discount (75% for each of the prior years) equal to the amount of the bonus. The options vest equally over a four-year period, and the executive is not taxed on the value of the mutual funds until the option is exercised. The plan is a non-qualified, unfunded, deferred compensation plan. Since the plan's inception, a total of nine executives have received bonus awards in this plan and continue to vest in those awards. As of April 24, 2002, bonus awards, if any, have not been awarded to executive officers or other members of senior management for performance during fiscal year 2001.

Dr. Berger's 2001 Compensation

In determining Dr. Berger's 2001 compensation, including whether to grant stock options to him, the Committee considered Dr. Berger's overall compensation package relative to that of other chief executives in the biotechnology industry, past option grants, and the effectiveness of Dr. Berger's leadership of ARIAD and the resulting success in the attainment of priority goals, particularly those related to product and pipeline development.

For fiscal year 2001, Dr. Berger's annual base salary was $395,000. In July 2001, Dr. Berger was awarded options to acquire 115,000 shares of the Company's Common Stock in consideration of his performance during the prior year based on the Compensation Committee's assessment of how his contributions impacted the Company's results in 2000 and the importance of his leadership to ARIAD's future success. These stock options were granted at their fair market value and vest over a four-year period. Although Dr. Berger was eligible to participate in the 1997 Executive Compensation Plan, he elected not to receive any bonus award under this plan.

The Committee believes that Dr. Berger's 2001 total compensation was competitive, fair, consistent with the Company's results in 2001, and consistent with the Company's compensation philosophy.

Tax Policy

Section 162(m) of the Code generally disallows the deductibility of compensation paid to the Company's chief executive officer and four other most highly compensated individuals to the extent it exceeds one million dollars per executive. The law exempts compensation paid under plans that relate compensation to performance. However, the Compensation Committee believes that it is appropriate to retain discretion in determining executive compensation and will reserve the right to exercise this discretion in determining compensation in excess of the limit when such payment is deemed appropriate. The Compensation

Committee will continue to monitor the requirements of the Code to determine what actions, if any, should be taken with respect to Section 162(m) relative to ARIAD's executive compensation programs.

The Compensation Committee

Sandford D. Smith
Ralph Snyderman, M.D.
Raymond S. Troubh

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the Nasdaq National Market, assists the Board of Directors in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. The role and responsibilities of the Audit Committee are set forth in a written charter adopted by the Board of Directors. The Audit Committee reviews and reassesses the charter annually and recommends any changes to the Board of Directors for approval. The Audit Committee is responsible for overseeing the Company's financial reporting process. In fulfilling its responsibilities with respect to the financial statements for the fiscal year ended December 31, 2001, the Audit Committee took the actions described below.

The Audit Committee has reviewed and discussed the audited financial statements with management and the independent public accountants. Furthermore, the Audit Committee has (i) discussed with the independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, (ii) received the written disclosures and the letter from the independent public accountants required by Independence Standards Board Standard No. 1, and (iii) discussed with the independent public accountants matters regarding the independent public accountants' independence. The Audit Committee also considered the status of pending litigation, taxation and other areas of oversight relating to financial reporting and the audit process that the Audit Committee deemed appropriate.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 for filing with the Commission.

The Audit Committee

Vaughn D. Bryson
John M. Deutch, Ph.D.
Raymond S. Troubh

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock to file reports of ownership and changes of ownership with the Commission on Forms 3, 4 and 5. The Company believes that during the fiscal year ended December 31, 2001, its directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock complied with all applicable filing requirements. In making these disclosures, the Company has relied solely on copies of such reports furnished to us.

INDEPENDENT PUBLIC ACCOUNTANTS

The firm of Deloitte & Touche LLP has audited the financial statements of the Company since 1991. On the recommendation of the Audit Committee, Deloitte & Touche LLP has been selected by the Board of Directors as the Company's independent public accountants for the year ending December 31, 2002. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement, if they so desire. The representatives also will be available to respond to appropriate questions raised by those in attendance at the Annual Meeting.

ANNUAL REPORT ON FORM 10-K; INCORPORATION BY REFERENCE

Upon the written request of any record holder or beneficial owner of Common Stock entitled to vote at the Annual Meeting, the Company will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Commission. Requests should be directed to Investor Relations, ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234; telephone: (617) 494-0400; extension 251; facsimile: (617) 225-2860; e-mail: investor@ariad.com.

To the extent this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Report of the Compensation Committee on Executive Compensation," "Report of the Audit Committee" and "Performance Graph" shall not be deemed to be so incorporated unless specifically otherwise provided in any such filing.

PROPOSALS TO BE VOTED UPON BY STOCKHOLDERS

PROPOSAL 1

Election of Two Class 2 Directors to Hold Office Until the 2005 Annual Meeting

The Company's By-laws provide that the number of directors shall be fixed by the Board of Directors, which has fixed the number at seven. At a meeting held on March 7, 2002, the directors nominated the persons named below to stand for election. All such nominees are currently directors.

The Company's Certificate of Incorporation, as amended, and By-laws provide that the Board of Directors shall be divided into three classes, as nearly equal in number as possible, with the directors in each class serving a term of three years and until their successors are duly elected and qualified. As the term of one Class expires, a successor Class is elected at the Annual Meeting for that year. At this year's Annual Meeting, two Class 2 directors are to be elected to serve until the 2005 Annual Meeting and until their successors are duly elected and qualified.

It is intended that, if no contrary specification is made, the persons named as proxies shall vote for the two nominees named below. The Board of Directors believes that all of the nominees will be available and able to serve as directors, but if for any reason one or more of the nominees named below should not be available to stand for election or be able to serve, the proxies may exercise discretionary authority to vote for a substitute or substitutes recommended by the Board of Directors. The two nominees receiving the highest number of votes will be elected to serve as Class 2 directors.

A plurality of the votes cast at the Annual Meeting will be required to elect these two nominees as Class 2 directors.

The Board of Directors recommends that you vote "FOR" the election of Jay R. LaMarche and Sandford D. Smith as Class 2 directors, and proxies solicited by the Board of Directors will be voted in favor thereof, unless a stockholder has indicated otherwise on the proxy.

PROPOSAL 2

Ratification of Selection of Independent Public Accountants

Deloitte & Touche LLP has served as the Company's independent public accountants since 1991 and, on the recommendation of the Audit Committee, has been selected by the Board of Directors as the Company's independent public accountants for the year ending December 31, 2002. Deloitte & Touche LLP has advised the Company that it does not have any direct or indirect financial interest in the Company. Representatives of Deloitte & Touche LLP are expected to attend the Annual Meeting and will be given the opportunity to make a statement if they so choose. They will also be available to respond to appropriate questions raised by those in attendance at the Annual Meeting.

Before it recommended the selection of Deloitte & Touche LLP as independent public accountants to audit the books, records and accounts of the Company to the Board of Directors, the Audit Committee carefully considered the qualifications of Deloitte & Touche LLP, including the firm's performance as independent public accountants for the Company in prior years and its reputation for integrity, quality, and competence in the fields of accounting and auditing. The Audit Committee also considered whether Deloitte & Touche LLP's provision of non-audit services to the Company is compatible with that firm's independence.

Stockholders will be asked at the Annual Meeting to ratify the selection of Deloitte & Touche LLP. If the stockholders ratify the selection of Deloitte & Touche LLP, the Board of Directors may still, in its discretion, decide to appoint a different independent public accounting firm at any time during the year 2002, if it concludes that such a change would be in the best interests of the Company and the stockholders. If the stockholders fail to ratify the selection, the Board of Directors will reconsider, but not necessarily rescind, the retention of the accounting firm.

For the fiscal year ending December 31, 2001, the Company paid Deloitte & Touche LLP the following fees:

Audit Fees(1)	All Other Fees(2)
$82,000	$77,200

(1) Includes the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001, and the review of the Company's quarterly reports on Form 10-Q during such fiscal year.
(2) Includes other accounting consultations, consents for registration statements and tax planning and preparation services.

The Audit Committee has concluded that the provision of services categorized under "All Other Fees" as described in note (2) above is compatible with maintaining the accounting firm's independence.

A majority of the votes cast at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP as the Company's independent public accountants for the year 2002.

The Board of Directors recommends that you vote "FOR" ratification of the selection of Deloitte & Touche LLP as the Company's independent public accountants, and proxies solicited by the Board of Directors will be voted in favor thereof, unless a stockholder has indicated otherwise on the proxy.

PROPOSAL 3

Approval of an Amendment to the 2001 Stock Plan to Increase the Number of Shares of the Company's Common Stock Available for Issuance under the Plan by 1,600,000 Shares

In March 2001, the 2001 Stock Plan was adopted, and 1,330,000 shares of Common Stock were reserved for issuance thereunder. The purpose of the 2001 Stock Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and stock grants and to encourage ownership of shares of Common Stock by employees, directors and consultants of the Company. As of April 18, 2002, options to purchase approximately 1,162,491 shares of Common Stock remain outstanding under the 2001 Stock Plan, and options to purchase approximately 167,509 shares of Common Stock have not been granted under the 2001 Stock Plan. In addition, as of that date, options to purchase approximately 2,487,571 shares of Common Stock remain outstanding under the 1991 Stock Option Plan; options to purchase approximately 400,000 shares of Common Stock remain outstanding under the 1994 Stock Option Plan for Non-Employee Directors (the "1994 Directors Plan"); and options to purchase approximately 35,000 shares of Common Stock have not been granted under the 1994 Directors Plan.

The proposed amendment to the 2001 Stock Plan, made solely to increase the number of shares available for issuance by 1,600,000 shares, is being submitted to the stockholders for approval, because options can no longer be granted under the 1991 Stock Option Plan, which has expired, and there are only 35,000 options remaining for issuance under the 1994 Directors Plan. No other changes in the 2001 Stock Plan are being proposed.

The 2001 Stock Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 2001 Stock Plan, the Compensation Committee determines the persons to whom options or shares will be granted, the number of shares to be covered by each option or grant, and the terms and conditions upon which an option may be granted or stock awarded, and has the authority to administer the provisions of the 2001 Stock Plan. All Company employees (approximately 70 as of April 18, 2002) and all non-employee directors and consultants (approximately 16 as of April 18, 2002) are eligible to participate in the 2001 Stock Plan.

The Board of Directors believes that future awards under the 2001 Stock Plan will be critical to recruiting new employees and retaining current and future management and staff. The proposed amendment to the 2001 Stock Plan will increase the number of shares of Common Stock available for issuance under the plan by 1,600,000 shares. This increase, which represents less than 5% of the currently outstanding shares of Common Stock of the Company, will result in a total reserve of 2,930,000 shares of Common Stock under the 2001 Stock Plan, as amended, of which 1,767,509 shares will remain available for grant.

The amendment to the 2001 Stock Plan is being submitted for stockholder approval at the Annual Meeting to ensure qualification of the 2001 Stock Plan, as amended ("Amended 2001 Stock Plan"), under (i) Section 162(m) of the Code, relating to deductibility by the Company of compensation to certain executives in excess of $1 million per year, (ii) Section 422 of the Code, relating to the ability of options granted under the Amended 2001 Stock Plan to be incentive stock options, and (iii) Nasdaq rules.

Material Features of the Amended 2001 Stock Plan

Awards under the Amended 2001 Stock Plan may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Code, (ii) non-qualified stock options, or (iii) grants of Common Stock of the Company. Incentive stock options may be granted under the Amended 2001 Stock Plan to employees of the Company and its affiliates. Non-qualified stock options and stock awards may be granted to consultants, directors and employees of the Company and its affiliates.

The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options granted to any individual optionee which become exercisable in any calendar year under any incentive stock option plan of the Company may not exceed $100,000. Incentive stock options may not be granted at a price less than the fair market value of the Common Stock on the date of grant, or 110% of fair market value in the case of options granted to an employee holding 10% or more of the voting stock of the Company. Non-qualified stock options may not be granted at an exercise price less than 85% of the fair market value of the Common Stock on the date of grant. Incentive stock options expire not more than ten years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to an employee holding 10% or more of the voting stock of the Company. An option or stock award is exercisable, during the holder's lifetime, only by the holder, and is not transferable by him or her except by will, by the laws of descent and distribution, or as otherwise approved by the Compensation Committee.

An incentive stock option may, at the Compensation Committee's discretion, be exercised after the termination of the optionholder's employment with the Company (other than by reason of death, disability or termination for cause as defined in the Amended 2001 Stock Plan) to the extent exercisable on the date of such termination, at any time prior to the earlier of the option's specified expiration date or 90 days after such termination. In granting any non-qualified stock option, the Compensation Committee may specify that such non-qualified stock option shall be subject to such termination or cancellation provisions as the Compensation Committee shall determine. In the event of the optionholder's death or disability, both incentive stock options and non-qualified stock options generally may be exercised, to the extent exercisable on the date of death or disability (plus a *pro rata* portion of the option if the option vests periodically), by the optionholder or the optionholder's survivors at any time prior to the earlier of the option's specified expiration date or one year from the date of the optionholder's death or disability. In the event of the optionholder's termination for cause, all outstanding and unexercised options are forfeited, and all shares subject to stock grants are subject to repurchase at the purchase price thereof.

If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise (an "Acquisition"), the Compensation Committee or the Board of Directors of any entity assuming the obligations of the Company under the Amended 2001 Stock Plan (the "Successor Board"), shall, as to outstanding options, either (i) make appropriate provision for the continuation of such options by substituting on an equitable basis for the shares then subject to such options the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition or securities of the successor or acquiring entity, (ii) upon written notice to the participants, provide that all options must be exercised (either to the extent then exercisable or, at the discretion of the Compensation Committee, all options being made fully exercisable for purposes of such transaction) within a specified number of days of the date of such notice, at the end of which period the options shall terminate, or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to each such option (either to the extent then exercisable or, at the discretion of the Compensation Committee, all options being made fully exercisable for purposes of such transaction) over the exercise price thereof. In the event of a recapitalization or reorganization of the Company (other than an Acquisition) pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, an optionholder upon exercising an option under the Amended 2001 Stock Plan, shall be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised such option prior to such recapitalization or reorganization.

The Amended 2001 Stock Plan may be amended by the stockholders of the Company. The Amended 2001 Stock Plan may also be amended by the Board of Directors or the Compensation Committee, provided that any amendment approved by the Board of Directors or the Compensation Committee which is of a scope that requires stockholder approval in order to ensure favorable federal income tax treatment for any incentive stock options under Section 422 of the Code, is subject to obtaining such stockholder approval.

On April 12, 2002, the closing market price per share of the Company's Common Stock was $5.64 as reported in the Nasdaq National Market.

Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences of the issuance and exercise of awards under the Amended 2001 Stock Plan:

Stock Options

Options granted under the Amended 2001 Stock Plan may be either incentive stock options, which satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. The federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two years after the option grant date and more than one year after the exercise date. If either of these two holding periods is not satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition of the shares, the optionee will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for those shares. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or the amount realized on a disqualifying sale, if less) over the exercise price paid for those shares will be taxable as ordinary income to the optionee; any additional gain or loss recognized upon the disposition will be taxable as a capital gain or loss.

Non-Qualified Stock Options. No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

The Company will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercise of a non-qualified stock option or the disqualifying disposition of an incentive stock option. The deduction will, in general, be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee.

Stock Awards

Under the stock awards feature of the Amended 2001 Stock Plan, an eligible individual may be granted a specified number of shares of Common Stock. However, vesting rights to such stock are typically made subject to certain restrictions or are conditioned on the attainment of certain performance goals. If the recipient violates any of the restrictions during the period specified by the Compensation Committee or the performance standards fail to be satisfied, the Common Stock is forfeited.

A recipient of a stock award will recognize ordinary income equal to the fair market value of the Common Stock at the time the restrictions lapse, less any amount which the recipient paid for the stock. However, instead of postponing the income tax consequences of a stock award, the recipient may elect to include the fair market value of the Common Stock (less any purchase price paid) in income in the year the award is granted. This election is made under Section 83(b) of the Code by filing a written notice with the Internal Revenue Service. In general, the Company receives a deduction for federal income tax purposes equal to the amount of compensation recognized by the recipient at such time as the recipient recognizes such income.

The tax treatment of the subsequent disposition of restricted stock will depend upon whether the recipient has made a Section 83(b) election to include the value of the Common Stock in income when awarded. If the recipient makes a Section 83(b) election, and elects to include the fair market value of the Common Stock (less any purchase price paid) in income in the year the award is granted, any disposition thereafter will result in a capital gain or loss equal to the difference between the selling price of the Common Stock and the fair market value of the Common Stock on the date of grant. If no Section 83(b) election is made, and the recipient has recognized ordinary income equal to the fair market value of the Common Stock at the time the restrictions lapse, less any amount which the recipient paid for the stock, any disposition will result in a capital gain or loss equal to the difference between the selling price of the Common Stock and the fair market value of the Common Stock on the date the restrictions lapsed.

The affirmative vote of a majority of the votes cast by the stockholders present or represented and entitled to vote at the Annual Meeting is required to approve the adoption of the amendment to the 2001 Stock Plan.

The Board of Directors recommends that you vote "FOR" approval of the amendment to the 2001 Stock Plan, and proxies solicited by the Board of Directors will be voted in favor thereof, unless a stockholder has indicated otherwise on the proxy.

STOCKHOLDERS' PROPOSALS FOR 2003 ANNUAL MEETING

In order to be considered for inclusion in proxy materials for the Annual Meeting to be held in 2003, stockholder proposals must be received by the Company on or before December 31, 2002. For stockholder proposals which are not to be included in proxy materials for the Annual Meeting to be held in 2003, in order for a stockholder to nominate a person or persons for election to the Board of Directors or to properly bring other business before the 2003 Annual Meeting, notice of such nomination or business proposal must be received by the Company not earlier than February 8, 2003 and not later than March 10, 2003. Stockholder proposals must be received marked for the attention of: Secretary, ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234.

OTHER MATTERS

ARIAD, the ARIAD logo, ARGENT and RegTech are trademarks of the Company. The domain name and website address www.ariad.com and all rights thereto, are registered in the name of and owned by the Company. The information on the Company's website is not intended to be a part of this proxy.

The Board of Directors, at the time of the preparation of this Proxy Statement, knows of no business to come before the Annual Meeting other than that referred to herein. If any other business should come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies received and not thereafter revoked in accordance with their best judgment.

By Order of the Board of Directors,



Laurie A. Allen, Esq.
Secretary

April 24, 2002